Exhibit 1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - May 19, 2005

BAYTEX ENERGY TRUST ANNOUNCES APPOINTMENT OF NEW DIRECTOR

Baytex Energy Trust (TSX-BTE.UN) is pleased to announce that at its annual and special meeting of unitholders held on May 11, 2005, a resolution was approved whereby its Board of Directors would be expanded to seven members.  Mr. R. E. T. (Rusty) Goepel was elected as a new director in addition to the six incumbent directors.

Mr. Goepel brings many years of valuable experience in financial markets and community services to the Baytex board.  He is currently Senior Vice-President of Raymond James Ltd.  Mr. Goepel was a founding partner of Goepel Shields & Partners in 1989 where he served as CEO and then Chairman.  Goepel Shields & Partners merged with McDermid St. Lawrence to form Goepel McDermid in 1998, which was subsequently acquired by Raymond James Financial Inc.  Mr. Goepel is currently the Chairman of the Business Council of British Columbia and serves on the boards of a number of organizations including TELUS Corp. and the Vancouver 2010 Olympic Organizing Committee.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.	Telephone: (403) 267-0784
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca